April 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 7 to the Registration Statement on Form S-1/A

Filed April 13, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 19, 2023 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 7,”) and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 8 to the Registration Statement, filed on April 26, 2023 (“Amendment No. 8”). Amendment No. 8 includes revisions by the Company to address the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comment has been included in this letter and the Company’s response is set forth immediately below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 8.

Securities and Exchange Commission

April 26, 2023

Capitalization, page 105

1.

We note your response to our comment number 1. We note your disclosure on page F-11 that the sponsor warrants will be classified as liabilities in accordance with ASC 815-40. Given that company capitalization is typically associated with both equity and debt, please tell us how you determined it was unnecessary to reflect the sponsor warrants within your capitalization table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its capitalization table to reflect the Sponsor Warrants as Liabilities.

Securities and Exchange Commission

April 26, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stephen Fraidin

/s/ Gregory P. Patti, Jr.

Stephen Fraidin

Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE
Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE
Steve Milankov, Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE